3001 Deming Way Middleton, WI 53562-1431 P.O. Box 620992 Middleton, WI 53562-0992 (608) 275-3340

June 26, 2024

Mr. Dale Welcome

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Spectrum Brands Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2023
Form 8-K filed May 9, 2024
Response dated May 20, 2024
File No. 001-04219

Dear Mr. Welcome:

Set forth below is the response of Spectrum Brands Holdings, Inc. (the “Company”) to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated June 12, 2024 (the “Comment Letter”). For your convenience, the text of the comments in the Comment Letter has been duplicated in bold type to precede the Company’s responses.

Form 10-K for Fiscal Year Ended September 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measurements, page 34

1.	We continue to evaluate your responses to all prior comments of our letter dated April 22, 2024, and may have further comment.

The Company appreciates the commentary and feedback from the Commission and will promptly address any and all comments raised by the Staff from our previous letter dated April 22, 2024.

2.	We note your response to prior comment 1. Please clarify for us whether the retained personnel that were specifically assigned to the transition project continue to be employed by the company, or whether their employment ended at the end of the transition period.

As noted in our response to prior comment 1 in relation to the HPC brand portfolio transition project, the Company commenced an internal project to transition from the Black+Decker® (B+D) brand which was subject to an expiring third-party license agreement which, at the time, was not considered be renewable, to a new brand leveraging a recently acquired tradenames from the Tristar Business acquisition. Concurrently, there was a restructuring initiative including headcount reductions, to reduce costs across the Company, from which the HPC segment was able to defer in order to support the brand transition initiative.

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Subsequently, the Company suspended this project at the end of the 2023 fiscal year following a change in strategy in the HPC segment as the use of the B+D tradename became a renewed strategic option for the Company and there was not further need to pursue the HPC brand portfolio transition initiative.

Additionally, the HPC segment pursued other business strategic initiatives resulting in change in business leadership and organizational structure within the HPC segment. Following the suspension of the HPC brand portfolio transition project, approximately 30% of the retained personnel that were specifically assigned to the transition project are no longer employed by the Company. The continued employment of the remaining personnel was attributable to the changes in strategic initiatives for the HPC segment that had occurred during interim period since entering the initiative, organizational changes within the segment that were subsequently executed, including recognition of a new segment president and centralized leadership, and overall cost savings and margin opportunities realized by the HPC segment since initiating the HPC brand portfolio transition project.

Despite the retention of certain team members supporting the initiative, the Company continues to assert the appropriateness of the adjustment in consideration of the guidance set forth in Question 100.1 of the Division of Corporate Finance Compliance & Disclosure Interpretation on Non-GAAP Financial Measures, based upon the original facts and circumstances for the project being driven by the non-recurring and unusual nature of the B+D license agreement, the Tristar Business acquisition and sizeable investment necessary to transition away from the B+D tradename that would not occur repeatedly or occasionally due to its size and irregular significant concentration of costs. These considerations drove the original intention to temporarily retain the personnel for execution of the HPC brand transition project that was initially developed, but subsequently terminated based upon the changing strategic environment and assumptions. Upon realization of changes within the strategy and HPC segment, the Company suspended further recognition of the related costs and assessed comparability to not be considered material.

3.	Refer to your response to prior comment 2 as it relates to the adjustments for other project costs. Please address the following:
•	For your HPC Business Transformation costs, please tell us more about the retention benefit compensation provided to key executives within the HPC segment during the year ended September 30, 2023. Tell us the amount recorded in the period and describe the purpose and circumstances surrounding the payment of the retention benefit compensation.

As noted in our prior comment 2, the HPC segment initiated the HPC Business Transformation project to shift direction of the HPC business following the Tristar Business acquisition in February 2022 and the negative impact on the Company and its HPC segment. There were two key executive positions that resulted in the recognition of retention related costs: (1) the HPC segment president was terminated resulting in the recognition of a temporary interim president that was provided with incremental retention compensation during the recruiting and replacement period and (2) the operations executive leader for the HPC segment was terminated as part of the organizational redesign and the individual was retained to support transition and restructuring of the operation team through the remainder of the fiscal year. For these two positions, the Company recognized retention related costs of approximately $0.5 million during the transition period for the year ended September 30, 2023.

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•	For the IPL Product Category Exit costs, please describe to us the incremental costs that you incurred towards compensation with the vendors with whom you partnered in the development and production of intense pulse light products. Tell us the amount of these costs and why they were incurred. Tell us whether these costs relate to inventory.

As noted in our response to prior comment 2, the Company and its HPC segment elected to exit the IPL product category during the year ended September 30, 2021, resulting in the recognition of costs to compensate our third-party manufacturers for any existing production, tooling or in-process or finished good inventory that they had invested in at that point in time that the Company made the decision to discontinue its involvement in the product category. Additionally, during the year ended September 30, 2021, the Company disposed of inventory that was not considered sellable, with some retained product to facilitate replacements and repairs with end-consumers in accordance with standard warranty provisions. While the Company discontinued its involvement with the product category, there continued to be retail inventory in the market and end-consumers that we would be liable to under our standard warranty.

As a result, during the year ended September 30, 2023, the incremental costs of approximately $0.5 million were recognized to dispose of the remaining product and parts that were temporarily held to fulfill any warranty or replacements necessary following the exit of the IPL Product Category. Due to the discontinuation of the product category and following the transition period to comply with our standard warranty provisions, the remaining costs to dispose of the spare parts and products were recognized in a matter consistent with the costs at the time of the initial exit from the IPL product category.

•	For your Direct-to-Consumer Strategic Consulting costs, please tell us the periods over which you have been recording these costs. Tell us whether you recorded any such amounts in the 2024 interim periods.

As noted in our response to prior comment 2, as it relates to the Direct-to-Consumer Consulting costs, the Company engaged with the former owner of the Tristar Business to support the integration and development of the direct-to-consumer operations within the Company. The consulting agreement was intended to be a temporary arrangement during the transition period following the acquisition of the Tristar Business in February 2022 and was discontinued during the fiscal year ended September 30, 2023. There were no such amounts recognized by the Company during the fiscal 2024 interim periods. The Direct-to-Consumer Strategic Consulting costs were recognized during the following periods (in millions).

Q4F22	Q1F23	Q2F23	Q3F23	Q4F23	F23 Total	Total All
0.2	$0.2	$0.3	$—	$—	$0.5	0.7

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4.	We note your response to prior comment 3 relating to the adjustments for unallocated shared costs. Please explain to us how you determined the unallocated shared costs reflected in the adjustment. Clearly describe the methodology you employed.

As noted in our response to prior comment 3, the Company recognized an adjustment for unallocated shared costs associated with centralized shared costs incurred by the Company that were historically allocated to the HHI segment as part of the supporting operating costs for the business, during the period in which the Company owned and operated the HHI segment through the close of the divestiture in June 2023. Such costs were excluded from discontinued operations as they are not considered direct operating costs of the HHI business. Subsequent to the closing of the sale, income from transition service agreements supporting the HHI business are offsetting the incurred costs by the Company to provide the services under the transition service agreements and, accordingly, the adjustment is no longer being reflected within our Adjusted EBITDA reconciliations for subsequent periods.

The unallocated shared costs adjustments are based upon the actual historical shared cost center allocations made by the Company to all segments, including the HHI segment, during the period in which we historically owned and operated the business. These shared operations include the costs from enabling functions provided by the Company to all its operating segments, including finance operations such as accounts payable and accounts receivable processing, general accounting operations, financial planning, and analysis support, as well as human resource and information technology operations. The costs associated with these functions are captured in individual cost centers as a shared operating center for the consolidated group, substantially consisting of personnel related costs and other third-party services supporting the enabling functions and supporting services, which have historically been allocated to the operating segments and corporate function of the Company based upon various methodologies such as headcount and usage factors, amongst others. Shared cost centers were then further assessed to determine any costs that were directly attributable to the HHI operations, such as personnel costs that would transfer employment upon close of the HHI transaction. In almost all cases, the enabling functions do not have direct costs associated with the HHI business and therefore were mostly excluded from the reporting of discontinued operations. As part of our consolidated reporting, we excluded the indirect shared costs from the HHI segment reporting when reporting income from discontinued operations, resulting in the incremental costs included in the consolidated income from continuing operations during the period of ownership.

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Form 8-K filed May 9, 2024

Exhibit 99.1

Adjusted Diluted EPS, page 18

5.	We understand from your disclosures on pages 5 and 18 that the “income tax adjustment is included in adjusted diluted EPS to exclude the impact of the valuation allowance against deferred taxes and other tax-related items in order to reflect a normalized ongoing tax rate of 25.0%.” Please tell us how the exclusion of the aforementioned items is consistent with the guidance in Questions 100.04 and 102.11 of the Division of Corporation Finance Compliance & Disclosure Interpretation on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and in consideration of Questions 100.04 and 102.11 of the Division of Corporate Finance Compliance & Disclosure Interpretation on Non-GAAP Financial Measures, the Company intends to adjust its determination and reconciliation for Adjusted EPS by excluding the income tax adjustment to reflect a normalized ongoing tax rate and recognize the income tax impact consisting of the current and deferred income tax expense commensurate with the non-GAAP measure, and will present as a separate adjustment and explanation in accordance with the guidance. We advise the Staff that in our presentation in future filings, the Company will reflect the noted changes for Adjusted EPS and will adjust for all comparable periods included therein.

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Please feel free to contact Jeremy W. Smeltser, Chief Financial Officer, at (608) 278-6414 or Ehsan Zargar, General Counsel & Corporate Secretary at (608) 275-4924 should you have any further questions regarding this matter.

Sincerely,

/s/ Jeremy W. Smeltser
Jeremy W. Smeltser
Chief Financial Officer
Spectrum Brands Holdings, Inc.

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